UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

TELA Bio, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

872381108

(CUSIP Number)

Martin P. Sutter

EW Healthcare Partners Fund 2, L.P.

21 Waterway Avenue, Suite 225

The Woodlands, Texas 77380

(281) 364-1555

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2024

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners Fund 2, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,615,368
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,615,368
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,615,368
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.10%
12	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners Fund 2-A, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,495,341
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,495,341
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,495,341
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.34%
12	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners Fund 2-UGP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,110,709
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,110,709
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,110,709
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.44%
12	TYPE OF REPORTING PERSON CO

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON EW Healthcare Partners Fund 2-GP, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,110,709
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 4,110,709
	8	SHARED DISPOSITIVE POWER -0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,110,709
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.44%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G/A

Explanatory Note

This Amendment No. 1 to Schedule 13G (“Amendment No. 1”) is filed by EW Healthcare Partners Fund 2, L.P., a Delaware limited partnership (“EWHP2”), EW Healthcare Partners Fund 2-A, L.P., a Delaware limited partnership (“EWHP2-A”), EW Healthcare Partners Fund 2-GP, L.P., a Delaware limited partnership (“EWHP2 GP”), and EW Healthcare Partners Fund 2-UGP, LLC, a Delaware limited liability company (“EWHP2 General Partner” and collectively with EWHP2, EWHP2-A and EWHP2 GP, the “EWHP Investors” or the “Reporting Persons”), and relates to shares of common stock, par value $0.001 per share (“Common Stock”), of TELA Bio, Inc. (the “Issuer”). This Amendment No. 1 is being filed solely to report a decrease of the EWHP Investors’ beneficial ownership of the Issuer’s Common Stock by more than 5% as a result of the Issuer’s underwritten public offering, which closed on October 24, 2024.

Item 1.

(a) Name of Issuer: TELA Bio, Inc.

(b) Address of Issuer’s Principal Executive Offices: 1 Great Valley Parkway, Suite 24, Malvern, PA 19355.

Item 2.

(a) Name of Person Filing: This Amendment No. 1 is being filed jointly by the Reporting Persons.

(b) Address of Principal Business Office: The address of the principal business of each of the Reporting Persons is 21 Waterway, Suite 225, The Woodlands, Texas 77380.

(c) Citizenship: (i) EWHP2, EWHP2-A, and EWHP2 GP are each Delaware limited partnerships; and (ii) EWHP2 General Partner is a Delaware limited liability company.

(d) Title and Class of Securities: Common Stock, par value $0.001 per share.

(e) CUSIP Number: 872381108.

Item 3. If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a 8).

(e)	☐	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a 3);

(j)	☐	Group, in accordance with 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.(1)

(a) Amount Beneficially Owned.

For EWHP2, 1,615,368 shares.

For EWHP2-A, 2,495,341 shares.

For EWHP2 GP, 4,110,709 shares.

For EWHP2 General Partner, 4,110,709 shares.

(b) Percent of Class.(2)

For EWHP2, 4.10%.

For EWHP2-A, 6.34%.

For EWHP2 GP, 10.44%.

For EWHP2 General Partner, 10.44%.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

For EWHP2, 1,615,368 shares.

For EWHP2-A, 2,495,341 shares.

For EWHP2 GP, 4,110,709 shares.

For EWHP2 General Partner, 4,110,709 shares.

(ii) Shared power to vote or to direct the vote:

For EWHP2, 0 shares.

For EWHP2-A, 0 shares.

For EWHP2 GP, 0 shares.

For EWHP2 General Partner, 0 shares.

(iii) Sole power to dispose or to direct the disposition of:

For EWHP2, 1,615,368 shares.

For EWHP2-A, 2,495,341 shares.

For EWHP2 GP, 4,110,709 shares.

For EWHP2 General Partner, 4,110,709 shares.

(iv) Shared power to dispose or to direct the disposition of:

For EWHP2, 0 shares.

For EWHP2-A, 0 shares.

For EWHP2 GP, 0 shares.

For EWHP2 General Partner, 0 shares.

(1)

The managers of EWHP2 General Partner are Martin P. Sutter, R. Scott Barry, Ronald Eastman and Petri Vainio (collectively, the “Managers”). The Managers may exercise voting and investment control over the shares of Common Stock only by majority action of the Managers. Each individual Manager disclaims beneficial ownership over the shares of Common Stock except to the extent of his respective pecuniary interest therein.

(2)

Based on an aggregate 39,383,798 shares of Common Stock outstanding as of October 24, 2024, which is based on (i) 24,713,798 shares of Common Stock outstanding as reported in the Issuer’s Quarterly Report for the quarter ended June 30, 2024, filed with the U.S. Securities and Exchange Commission on August 13, 2024, and (ii) 14,670,000 shares of Common Stock issued in connection with the Issuer’s underwritten public offering, which closed on October 24, 2024.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8. Identification and Classification of Members of the Group

Not applicable.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a–11.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2024

EW HEALTHCARE PARTNERS FUND 2, L.P.

By:	/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director

EW HEALTHCARE PARTNERS FUND 2-A, L.P.

By:	/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director

EW HEALTHCARE PARTNERS FUND 2-UGP, LLC

By:	/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director

EW HEALTHCARE PARTNERS FUND 2 GP, L.P.

By:	/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director

JOINT FILING AGREEMENT

Each of the undersigned agrees that (i) the statement on Schedule 13G relating to the Common Stock of TELA Bio, Inc., has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13G/A will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, and (iii) the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934 apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G/A as to any of the undersigned upon such person giving written notice thereof to each of the other persons signature hereto, at the principal office thereof.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Date: October 28, 2024

EW HEALTHCARE PARTNERS FUND 2, L.P.

By:	/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director

EW HEALTHCARE PARTNERS FUND 2-A, L.P.

By:	/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director

EW HEALTHCARE PARTNERS FUND 2-UGP, LLC

By:	/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director

EW HEALTHCARE PARTNERS FUND 2 GP, L.P.

By:	/s/ Martin P. Sutter
	Name:	Martin P. Sutter
	Title:	Managing Director